June 21, 2007
Robert W. Walter, Esq.
Robert W. Walter, P.C.
Phone (303) 667-7193
Rww200@comcast.net
VIA EDGAR
Max A. Webb, Assistant Director
H. Yuna Peng, Esq.
Mail Stop 3651
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Z-Axis Corporation and Silicon Mountain Memory, Incorporated Amendment No. 2 to Schedule 14A (the “Proxy Statement”) Filed April 23, 2007 File No. 000-11284
Dear Mr. Webb and Ms. Peng:
     On behalf of Z-Axis Corporation (the “Company” or “Z-Axis”), and as contributed to by Silicon Mountain Memory, Incorporated (“SMM”), we file with you herewith Amendment No. 3 (the “Amendment”) to the Proxy Statement. Four marked copies of the Amendment will be delivered to you by courier on Friday, June 22, 2007 for the Staff’s use in its review.
     The following responses are provided to further assist the Staff in its review of the Amendment. We have numbered the paragraphs below to correspond to the numbered paragraphs of the Staff’s letter of comment dated May 21, 2007 (the “Comment Letter”).
Waiver of Conditions to Closing, page 13
1.	The reference has been deleted on page 13 of the Amendment.
Risks to Us, page 18
2.	The risk factor requested by the Staff has been added to page 29 of the Amendment.
Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado  80111

3.	The risk factor concerning the cost of capital associated with the anti-dilution provision has been added to page 26 of the Amendment.
Selected Unaudited Pro Forma Consolidated Financial Data, page 31
4. The expanded footnote disclosure requested by the Staff has been added to pages 36 and 38 of the Amendment.
5.	The description of the financial data included in the pro forma statements of operations has been revised to accurately describe such information. Additionally, all such information has been updated through March 31, 2007.
Pro Forma Consolidated Statements of Operations, page 32
6.	Due to an inadvertent error, the financial data included in the column title “SMM twelve months ended December 31, 2006” was not updated to reflect the audited consolidated statement of operations for the fiscal year ended December 31, 2006. Amendment No. 3 to the Proxy Statement properly reflects the corrected financial data.
7.	The consolidated pro forma financial statements now include an adjustment to reflect the interest expense and amortization of deferred financing costs. Please see pages 37 and 38 of the Amendment.
8.	In response to the Staff’s comment, Silicon Mountain has provided the data below, which supports the pro forma VCI adjustments. Additionally, the Pro Forma Consolidated Statements of Operations for the Twelve Months Ended December 31, 2006, including Footnote “a” thereto, has been revised in Amendment on pages 37 and 38 to properly reflect the VCI Adjustments.
The net book value and monthly amortization for the acquired intangible assets are as follows:

	Useful		Monthly
	Life	Book Value	Amortization
Trademarks	10	$94,808	$790
Customer lists	3	$190,306	$5,286
Domain names	10	$60,803	$507
Business processes	5	$778,662	$12,978
Vision computer brand	5	$377,112	$6,285

TOTAL		$1,501,691	$25,846
Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado  80111

Amortization for the period beginning January 1, 2006 and ending September 24, 2006 is $226,520 for the acquired intangible assets. Monthly amortization from the fixed assets assumed in the VCI purchase is $2,936. The depreciation for the period beginning January 1, 2006 and ending September 24, 2006 period is $25,765. Additionally, loan amortization expense for this period would have been $78,511. Amortization expense related to the VCI purchase for the remainder of the year is included in the SMM column.
9.	The results reflected in the Pro Forma Consolidated Statement of Operations for the Twelve Months Ended December 31, 2006, including Footnote “e” thereto, have been revised on pages 37 and 38 of the Amendment to reflect a 37% statutory tax rate for the combined company. The $124,196 adjustment represents an adjustment to reflect the annual income tax benefit of $391,196 which is calculated using an effective tax rate of 37% on the combined companies’ loss before operations of $1,057,287.
10.	As stated above in Silicon Mountain’s response to the Staff’s comment no. 9, the Pro Forma Consolidated Statement of Operations for the Twelve Months Ended December 31, 2006, including Footnote “e” thereto, have been revised on pages 37 and 38 of the Amendment to reflect a 37% statutory tax rate for the combined company. The $124,196 adjustment represents an adjustment to reflect the annual income tax benefit of $391,196, which is calculated using an effective tax rate of 37% on the combined companies’ loss before operations of $1,057,287.
11.	Please see the revised disclosure concerning adjustment “e” which confirms that this is not a recurring charge and was not considered in the pro forma statement of operations. Please see page 38 of the Amendment.
Pro Forma Consolidated Balance Sheet..., page 33
12.	The title of the pro forma balance sheet has been revised and appears on page 34 of the Amendment.
13.	The note disclosure has been expanded to indicate how the adjustments have been allocated within stockholders’ equity. Please see page 35 of the Amendment.
14.	In response to the Staff’s comment, we charged transaction costs
Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado  80111

directly to equity only to the extent of the cash received, while all costs in excess of cash received were charged to expense in accordance with the Staff’s guidance. All incurred costs were directly associated with the transaction, incremental in nature and part of the purchase consideration that were allocated to the net assets of Silicon Mountain and were charged directly to equity as a reduction from the fair value assigned to shares issued. As a result, the $210,000 of capitalized expenses, as reflected in the Pro Forma Consolidated Balance Sheet as of March 31, 2007, are charged directly to the $210,000 of equity resulting from the consideration received from the sale of Z-Axis’ assets to Z-Axis LLC.
Management’s Discussion and Analysis or Plan of Operation — Z-Axis, page 35
15.	Please see the new disclosure concerning principal customers which has been added to the Amendment on page 39.
16.	Please see the additional disclosure on page 40 of the Amendment which clarifies that the London office’s results of operations are included in the information presented and which now includes management’s assessment of Z-Axis’ prospects in that market.
Management’s Discussion and Analysis or Plan of Operation — Silicon Mountain
Capital Expenditures, page 51
17.	The table presented on page 56 of SMM’s MD&A has been revised to include all future minimum non-cancelable operating lease payments.
Related Party Transactions, page 53
18.	The deemed annual interest rate appears on page 59 of the Amendment.
Customers, page 57
19.	The URL addresses of the web sites now appears on page 62 of the Amendment, as is the disclosure that there are no fee or revenue sharing agreements between VCI and channel resellers.
Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado  80111

Market Prices of Z-Axis Stock and Related Matters, page 63
20.	The disclosure in question has been removed given the decline in the stock price. This modification has also been made within the “Recommendations” section as well. Please see pages 75 and 77 of the Amendment.
Reasons for the Exchange and the LLC Sale, page 67
21.	The requested clarification has been added to page 75 of the Amendment.
22.	The clarifying disclosure has been added to page 75 of the Amendment.
Recommendations of the Board of Directors and the Special Committee, page 71
23.	The fairness discussion has been revised to reflect the reasons why the proposed transactions are fair to unaffiliated stockholders, and discuss fairness to unaffiliated stockholders. Please see pages 73 and 77 of the Amendment.
24.	Additional disclosure has been added to page 78 of the Amendment to address the Special Committee’s and the Board’s consideration of the interests of executive officers and directors in the proposed transactions.
25.	Please see page 78 of the Amendment for a discussion of why the proceeds flow to the corporation rather than to the pre-exchange stockholders.
26.	The warrants issued to Laurus, and the role of those warrants in the Board’s deliberations, is now discussed on page 77. This discussion is accompanied by disclosure which states the percentage of the combined company that Laurus will own, assuming full exercise of the warrants.
Opinion of Sarowdin Partners, page 71
27.	Please see the additional disclosure on page 78 of the Amendment which states that the interests of the Z-Axis investor group were not taken into account in the fairness opinion.
Discounted Cash Flow Analysis for the Pre-closing Litigation Support Services Business of Z-Axis, page 73

28 and 29.	The broad range which appeared in the Proxy Statement, as originally filed, and in Amendment No. 1 has been narrowed significantly in response to the Staff’s comment. Please see the revised disclosure appearing on pages 78 through 81 of the Amendment.
Valuation of the Publicly Traded Shell, page 76
30.	The sentence referenced in the Staff’s comment has been removed. This disclosure was deemed unnecessary.
Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado  80111

Discounted Cash Flow Analysis for Silicon Mountain, page 76
31.	The terms in question are now fully set forth on page 83 of the Amendment.
Security Ownership of Certain Beneficial Owners and Management, page 124
32.	The control person of Entertainment Publications is unknown to Z-Axis. Management sought such information from Entertainment Publications but was told that this company does not disclose its ownership. Gold C Enterprises is controlled by Entertainment Publications.
Z-Axis Corporation Financial Statements
General
33.	Updated financial statements for Z-Axis and SMM are included in the Amendment.
Notes to Consolidated Financial Statements
34.	Our sales revenue related to fixed price contracts are specific to services performed for government agencies. In order to obtain approval to perform this work, a purchase order is issued. Although an amount may be specified on the purchase order, this is simply a “not to exceed” amount. The services performed under these agreements are analogous to the work performed for private sector customers. We believe it is appropriate to recognize revenue under the proportional performance model as the customer is receiving value as services are performed, and there is no final act that is of significance to the service as a whole.
Based upon the proportional contract model, the following factors were considered in determining our revenue recognition. (a) The services we perform under the fixed price contract are consultative in nature and therefore, if our contract was to be terminated at an interim point, the customer would not be required to “start over.” (b) Payment for our services are billed as time is incurred and we collect based upon this periodic billing. As our customers are paying our invoices as they are billed, we believe that the customer must perceive value or payment would not be made. (c) Our services under both types of contracts are strategic and consultative in nature. Therefore, there is no “final act” that is significantly different in nature from the general services performed. As part of our services certain presentation materials may be developed, but those are part and parcel to the services provided. (d) Our contracts specifically discuss the nature of services to be provided as a process, not a deliverable product. (e) The services we provide are of assistance to attorneys in developing various court cases, which may or may not result in settlement of the case prior to the court date. The uncertainty of services is not dependent upon us to perform, but the customer’s ability to settle or conclude the case.
Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado  80111

Based upon these factors, we believe that Proportional performance is appropriate for our fixed price contracts.
35.	Under the Proportional model, the pattern of performance is to be considered. In our service model, the services are strategic and consultative in nature. There are no specific performance points by which to measure progress and no final product to be delivered. The only measure of performance is the exchange occurring between us and our customers. Our contracts specify that we are to bill our customers based upon the time incurred by our employees, and therefore, this is the only pattern of services which can be measured.
Silicon Mountain Memory Incorporated Financial Statements
Notes to Consolidated Financial Statements
6. Long-Term Debt and Short-Term Borrowings, page F-27
36.	The stock purchase warrants to purchase 1,640,000 shares of common stock issued in conjunction with the Silicon Mountain debt financing do not meet the definition of a derivative under SFAS 133. Although the stock purchase warrants require Silicon Mountain to deliver shares of its stock to the holders, those shares are not readily convertible to cash because there is not an active market that can rapidly absorb the quantity of shares held by the recipients without significantly affecting the price of the stock. Additionally, the stock purchase warrants are not readily convertible to cash due to the significant restrictions imposed by Silicon Mountain. Pursuant to the terms of the warrants, the holders may not exercise the warrants in an amount that would cause the warrants holders to individually beneficially own more than 4.99% of Silicon Mountain’s common stock at any time unless the holder gives Silicon Mountain 61-days’ notice to waive this restriction or unless there has been an event of default under the loan documents. After the warrants are exercised, pursuant to the terms of the warrants the underlying shares may not be sold for 12 months following the closing of the exchange. After the restriction has expired, pursuant to the terms of the warrants the holders of the warrants may not sell during any month shares in excess of 25% of the trailing monthly dollar volume of Silicon Mountain’s stock. The FASB has indicated in Statement 133 Implementation Issue A14 that any issuer-imposed sale or transfer restriction on the underlying stock exceeding 31 days would constitute a restriction significant enough for the stock to be deemed not readily convertible to cash. Therefore, any stock purchase warrants that are exercisable into shares that carry this restriction would not be considered derivatives.
As indicated above, the warrants may not be sold for 12 months following the closing of the exchange. Thus, pursuant to EITF 00-19, because the warrants are not readily settled net upon consummation of the exchange, the warrants should not be accounted for as a liability but should be accounted for as equity.
In light of the foregoing, Silicon Mountain believes the disclosure of the accounting treatment of the warrants and debt agreement in footnote 6 of Silicon Mountain’s audited financial statements is adequate.
Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado  80111

37.	In response to the Staff’s comment, Silicon Mountain provides the following. Because EITF 00-19 excludes from its scope conventional convertible debt, as described in EITF 05-2, the first step the Company performed in determining the accounting for the convertible term loan was to determine if the conversion features in the loan were conventional. Conventional conversion features normally exist when the underlying financial instrument is convertible into a fixed number of equity shares. The convertible term loan of $2.5 million is convertible is into 705,002 shares of Silicon Mountain common stock.

Face value of convertible debt	$2,500,000
Conversion price at commitment date	$3.55
# of shares to be issued	705,002
Fair value of common stock	$0.48
Difference between conversion price and fair value	$3.07
As a result, the convertible term loan does not meet the criteria under EITF 00-19 to qualify as a derivative instrument.
In accordance with EITF 98-5 and 00-27, the Company also evaluated the conversion feature embedded in the debt instrument and concluded there is no beneficial conversion since the stock price was lower than the conversion amount at the commitment date. As a result, there is no value to the conversion feature of the convertible term loan.
Condensed Consolidated Balance Sheets (Unaudited)
38.	The financial statements of SMM for the nine months ended September 30, 2006 have been deleted from the Amendment.
Annex C
39.	A revised Annex C is filed with the Amendment with the language removed which was highlighted by the Staff.

Very Truly Yours,
/s/ Robert W. Walter
Robert W. Walter

cc:	Z-Axis Corporation Board of Directors Special Committee Alan Talesnick, Esq. Mark Goldschmidt, Esq. Patton Boggs, LLP
Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colorado  80111